MIND SOLUTIONS, INC.

3525 Del Mar Heights Road, Suite 802

San Diego, California 92130

(858) 461-0423

June 19, 2015

Ms. Maryse Mills-Apenteng, Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mind Solutions, Inc., Preliminary Information Statement on Schedule 14C, Filed June 10, 2015, File No. 000-33035

Dear Ms. Mills-Apenteng:

We are writing in response to comments of the Staff set forth in the Commission’s letter dated June 17, 2015, regarding the above-captioned matters.

The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letter. Other changes have also been made as indicated in the marked materials.

We respond to the specific comments of the Staff as follows:

Amendment to Articles of Incorporation to Increase the Number of Authorized Shares of Common Stock, page 2

1. We note that you have plans to issue the newly available shares of common stock in connection with your convertible promissory notes and to pay various liabilities. Please revise to disclose in tabular form, both before and after giving effect to the amendment, the following information: the number of shares authorized, issued and outstanding, reserved for issuance upon conversion of the promissory notes, reserved to pay the referenced liabilities, reserved for any other purpose, and available for issuance. Also expand your disclosure to summarize the terms of the promissory notes and referenced liabilities.

Response: Please see the revisions which are highlighted in the attached blackline version of Amendment No. 1 to our Schedule 14C.

Security Ownership of Certain Beneficial Owners And Management, page 3

2. Please revise your beneficial ownership table to identify the title of the class of shares owned by Mr. Driscoll. See Item 403 of Regulation S-K. Consider disclosing the total voting power held by Mr. Driscoll.

Response: While all of your requested changes were already disclosed, please see the revisions which are highlighted in the attached blackline version of Amendment No. 1 to our Schedule 14C.

In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 Please contact me if you have any further comments or questions.

Very truly yours,

/s/ Kerry Driscoll,

Chief Executive Officer

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